Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Trading statement and operations update for the six months ended 30 June 2023

Johannesburg, 18 August 2023: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) provides a trading statement and operating update for the six months ended 30 June 2023 (H1 2023 or the period).

In terms of paragraph 3.4(b) (i) of the Listing Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a Trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the next period to be reported on, will differ by at least 20% from the financial result for the previous corresponding period.

Trading statement for H1 2023

Accordingly, the Group advises that earnings per share (EPS) is expected to be between 249 SA cents (14 US cents) and 275 SA cents (15 US cents) compared with EPS for the six months ended 30 June 2022 (H1 2022) of 426 SA cents (28 US cents), representing a decline of 35% to 42% period-on-period, with headline earnings per share (HEPS) for H1 2023 expected to be between 198 SA cents (11 US cents) and 218 SA cents (12 US cents) compared with HEPS for H1 2022 of 423 SA cents (27 US cents) for H1 2022, representing a decline of 48% to 53% compared to H1 2022.

The decrease in EPS and HEPS is primarily due to:

- a decline in platinum group metal (PGM) prices, resulting in a 22% decline in the average rand 4E PGM basket price year-on-year and a 28% decline in the average US dollar 2E PGM basket price
- the decline in average PGM prices also resulted in a net decline in the share of results of equity-accounted investees after tax (the Mimosa joint venture), compared to H1 2022
- lower production and higher unit costs from the US PGM operations, due to the shaft infrastructure incident at the Stillwater West mine which was announced on 13 March 2023

These negative financial impacts were partially offset by the following:

- significantly improved operating and financial results from the SA gold operations compared with H1 2022, which were impacted by the industrial action and lockout, and a 22% increase in the average rand gold price year-on-year, which underscored the benefits of the Group's commodity and geographical diversification
- the 18% depreciation of the rand/dollar exchange rate, which resulted in a net increase in foreign currency translation gains and supported the rand commodity prices received by our SA operations, where most costs are rand based
- a net fair value gain on financial instruments compared to a net fair value loss for H1 2022
- a decrease in royalties and mining and income taxes

The conversion of rand amounts into US dollars is based on an average exchange rate of R18.21/US$ for H1 2023 and R15.40/US$ for H1 2022. This is provided as supplementary information only.

The financial information on which this Trading statement is based has not yet been reviewed or reported on by Sibanye-Stillwater's auditors.

Operating update for H1 2023 compared to H1 2022

4E PGM production from the SA PGM operations, including the purchase of concentrate (POC) of 848,723 4Eoz, was flat compared to H1 2022 of 849,152 4Eoz, reflecting another solid operational performance and commendable management of elevated levels of load curtailment during H1 2023.

Mined 2E PGM production from the US PGM operations of 205,513 2Eoz (H1 2022: 230,039 2Eoz) was 11% lower year-on-year primarily due to the shaft incident at the Stillwater West mine and ongoing critical skills shortages, which continue to affect productivity.

Recycling ounces fed during H1 2023 decreased by 55% to 162,452 3Eoz year-on-year mainly due to lower receipt rates as a consequence of the market downturn.

Production from the SA managed gold operations (excluding DRDGOLD) increased by 233% in H1 2023 to 10,411kg (334,721 oz) compared with H1 2022, mainly reflecting the recovery in production from the SA gold operations following the suspension of operations for an extended period during H1 2022 as a result of the industrial action and consequent lockout.

Results webcast and conference call

Sibanye-Stillwater will release its results for the six months ended 30 June 2023 on Tuesday, 29 August 2023 and will host a live presentation shared via a webcast (link: https://themediaframe.com/mediaframe/webcast.html?webcastid=rTH2txnz) and conference call (register on: https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=6593523&linkSecurit yString=10efa06fc8) at 14h00 (CAT) / 08h00 (EST) / 06h00 (MDT). The results available an hour before the presentation on the Group's website at https://www.sibanyestillwater.com/news-investors/reports/quarterly/2023/.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
Twitter: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2022 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward- looking statement (except to the extent legally required).